Filed By Renovis, Inc.

Commission File No. 000-50564

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Contacts:

INVESTORS AND MEDIA:

Renovis, Inc.

Shari Annes

650-888-0902

sannes@renovis.com

RENOVIS REPORTS THIRD QUARTER 2007 FINANCIAL RESULTS

South San Francisco, California – November 6, 2007 – Renovis, Inc. (Nasdaq: RNVS), a biopharmaceutical company focused on the discovery and development of drugs for major medical needs in the areas of neurological and inflammatory diseases, today announced financial results for the third quarter ended September 30, 2007.

Revenue for the third quarter and the nine months ended September 30, 2007 was $1.3 million and $8.5 million, respectively, compared to $2.2 million and $8.3 million in the corresponding periods in 2006. All of the revenue earned in the three- and nine-month periods of 2007 related to our collaboration with Pfizer Inc. to research, develop and commercialize small molecules that target the vanilloid receptor, or VR1. The decrease in revenue in the three months ended September 30, 2007 resulted from a change in the amortization period for the upfront license payment that Renovis received from Pfizer in 2005 in connection with the initiation of the collaboration. Following the amendment of that agreement earlier this year to extend the term of the collaboration for an additional year, the amortization period for the upfront license payment was extended, reducing the amount of upfront license fee revenue recognized in each of the first three quarters of 2007. The increase in revenue in the nine months ended September 30, 2007 resulted primarily from the Company’s recognition of milestone revenue of $4.5 million from Pfizer partially offset by a decrease in revenue resulting from the revised amortization period as described above. In the corresponding period in 2006 the Company earned $1.5 million in milestone revenue related to the Pfizer collaboration.

Research and development expenses for the third quarter and nine months ended September 30, 2007 were $5.9 million and $20.1 million, respectively, compared to $6.9 million and $20.7 million during the same periods in 2006. The decrease in the third quarter of 2007 as compared to the corresponding period in 2006 resulted primarily from cost savings generated by the restructuring undertaken in January 2007. The decrease in the nine month period ended 2007 as compared to 2006 was also primarily due to the restructuring partially offset by the $0.8 million in non-recurring restructuring expenses and the non-cash charge of $1.4 million for the repurchase and subsequent cancellation of certain stock options held by Company executives, both of which occurred in the first quarter of 2007.

General and administrative expenses totaled $5.7 million and $17.7 million during the third quarter and nine months ended September 30, 2007, compared to $4.0 million and $11.6 million during the same periods of 2006. This increase in expenses primarily reflects the transaction

Two Corporate Drive         South San Francisco, CA 94080        Tel: 650.266.1460        www.renovis.com

advisory costs we accrued in the third quarter of 2007 in connection with our proposed merger with Evotec AG, the majority of which will be paid upon the closing of the transaction which is currently expected in the first quarter of 2008. These costs were partially offset by the lower costs stemming from the restructuring in January 2007. The increase in the nine months ended September 30, 2007 was primarily due to the non-cash charge of $5.9 million related to the stock option cancellation program, as well as the transaction advisory costs noted above.

The net loss for the third quarter of 2007 was $9.1 million compared to $7.4 million in the third quarter of 2006. The net loss for the nine months ended September 30, 2007 was $26.0 million compared to $20.4 million for the same period last year. Basic and diluted net loss per share in the quarter and nine months ended September 30, 2007, was $0.31 and $0.88 compared to $0.25 and $0.70 in the comparable periods in 2006.

At September 30, 2007, Renovis had $85.7 million in cash, cash equivalents and short-term investments.

Highlights

“The September 19 announcement of a definitive merger agreement with Evotec highlighted the quarter. By combining our team and late-stage preclinical assets with the capable management and clinical pipeline at Evotec, we believe we have provided investors a value-enhancing strategy for their holdings. Together, Evotec and Renovis offer investors a broad but focused pipeline, a strong financial foundation, and momentum in a late-stage preclinical pipeline that has the potential to bring important pain and inflammation products to the market, “ noted John Walker, Executive Chairman.

2007 Financial Guidance

Financial projections involve a high level of uncertainty due, among many factors, to the variability involved in predicting requirements of drug discovery and clinical development activities and the potential for Renovis to enter into new licensing agreements or strategic collaborations. We plan to update financial guidance for 2007, as necessary, when we release results for each quarter or upon the announcement of material corporate events.

For the year ending December 31, 2007, the Company continues to anticipate:

•	total contract revenue from existing agreements of $9.0 million to $10.0 million; and
•

total operating expenses of $28.0 million to $32.0 million, excluding non-cash, stock-based compensation to be recognized in accordance with SFAS No. 123R, $1.0 million in restructuring expense and merger costs related to our proposed merger with Evotec.

Two Corporate Drive         South San Francisco, CA 94080        Tel: 650.266.1460        www.renovis.com

Option Grants Under NASDAQ Marketplace Rule 4350

In accordance with NASDAQ Marketplace Rule 4350, Renovis granted employment inducement stock options to five non-executive employees hired between August 7, 2007 and November 6, 2007 to support the Company’s research and development efforts.

The inducement stock options cover an aggregate of 20,400 shares of common stock and are classified as non-qualified stock options with an exercise price equal to the fair market value on the date of grant. These options were granted without stockholder approval pursuant to NASDAQ Marketplace Rule 4350 (i)(1)(A)(iv) with the Company’s standard stock option terms, including a 10-year term and vesting over fours years.

About Renovis

Renovis is a biopharmaceutical company focused on the discovery and development of drugs for major medical needs in the areas of neurological and inflammatory diseases. The Company’s proprietary research programs focus on the purinergic receptors, P2X3 and P2X7, for the potential treatment of pain and inflammatory diseases. In addition, Renovis has a worldwide collaboration and license agreement with Pfizer to research, develop and commercialize small molecule vanilloid receptor (VR1) antagonists and an agreement with Genentech, Inc. in the areas of nerve growth and anti-angiogenesis.

For additional information about the company, please visit www.renovis.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our strategy, future operations, future financial results, including future revenues and future operating expenses, future preclinical and clinical development, anticipated preclinical and clinical development progress, the anticipated benefits of the business combination transaction involving Evotec and Renovis, the timing of the completion of such transaction and the plans and objectives of management are forward-looking statements and are based on management’s current expectations and estimates. We may not actually achieve these plans, intentions or expectations and Renovis cautions investors not to place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Various important factors that could cause actual results or events to differ materially from these forward-looking statements include, but are not limited to, the risk that the conditions relating to the required regulatory clearance of the transaction might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of Evotec and Renovis, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, and other factors that are described in greater detail in the reports we file with the Securities and Exchange Commission, including the “Risk Factors” section of our Quarterly

Two Corporate Drive         South San Francisco, CA 94080        Tel: 650.266.1460        www.renovis.com

Report on Form 10-Q, which was filed with the Securities and Exchange Commission on August 8, 2007, and our Annual Report on Form 10-K, which was filed on March 15, 2007. Renovis is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

Additional information about the transaction

Renovis filed a Current Report on Form 8-K with the Securities and Exchange Commission on September 24, 2007, that includes as an exhibit the Agreement and Plan of Merger between Evotec and Renovis. Evotec intends to file a Registration Statement on Form F-4 with the Securities and Exchange Commission in connection with the proposed merger. Evotec and Renovis expect to mail a joint proxy statement/prospectus, which will form part of the Registration Statement on Form F-4, to stockholders of Renovis in connection with the proposed merger. This document will contain important information about the merger and should be read before any decision is made with respect to the merger. Investors and stockholders will be able to obtain free copies of this document and any other documents filed or furnished by Evotec or Renovis through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Evotec, by directing a request to Evotec’s Investor Relations department at Schnackenburgallee 114, 22525 Hamburg, Germany, or from Renovis, by directing a request to Renovis’ Investor Relations department at Two Corporate Drive, South San Francisco, California 94080.

In addition to the documents referenced above, Renovis files or furnishes annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed or furnished by Renovis at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Renovis’s SEC filings are also available to the public at the SEC’s web site at www.sec.gov, or at www.renovis.com.

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Two Corporate Drive         South San Francisco, CA 94080        Tel: 650.266.1460        www.renovis.com

RENOVIS, INC.

Condensed Statements of Operations

(All amounts in thousands, except per share amounts)

(Unaudited)

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2007	2006	2007	2006
Contract revenue	$1,317	$2,150	$8,450	$8,278

Operating expenses:
Research and development	5,851	6,858	20,059	20,712
General and administrative	5,654	4,016	17,672	11,649

Total operating expenses	11,505	10,874	37,731	32,361

Loss from operations	(10,188)	(8,724)	(29,281)	(24,083)

Other income	1,085	1,290	3,234	3,683

Net loss	(9,103)	(7,434)	(26,047)	(20,400)

Basic and diluted net loss per share	$(0.31)	$(0.25)	$(0.88)	$(0.70)

Shares used to compute basic and diluted net loss per share	29,729,785	29,303,319	29,626,630	29,153,777

Two Corporate Drive         South San Francisco, CA 94080        Tel: 650.266.1460        www.renovis.com

RENOVIS, INC.

Condensed Balance Sheets

(in thousands)

	September 30,	December 31,
	2007	2006
	(unaudited)	(1)
Assets:
Cash and cash equivalents	$41,716	$41,958
Short-term investments	43,976	57,149
Prepaid and other current assets	1,209	928

Total current assets	86,901	100,035
Property and equipment, net	5,640	7,052
Other long-term assets	235	214

	$92,776	$107,301

Liabilities and stockholders’ equity
Current liabilities	$9,959	$10,531
Long-term liabilities	2,152	3,684
Stockholders’ equity	80,665	93,086

	$92,776	$107,301

(1)	Derived from audited financial statements at that date.

Two Corporate Drive         South San Francisco, CA 94080        Tel: 650.266.1460        www.renovis.com